
December 21, 2023

Bryan R. McKeag
Chief Financial Officer
Heartland Financial USA, Inc.
1800 Larimer Street
Suite 1800
Denver, Colorado 80202

      Re: Heartland Financial USA, Inc.
           Form 10-Q for Quarterly Period Ended June 30, 2023
           File No. 001-15393

Dear Bryan R. McKeag:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Finance